ENVOY COMMUNICATIONS GROUP INC.

                             LETTER OF TRANSMITTAL

                   TO: COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares ("Common Shares"), of Envoy Communications Group Inc. ("Envoy") which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.


-------------------------------------------------------------------------------
Certificate Number          Number of Shares          Registered in the Name of
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

The above-listed share certificates are hereby surrendered in exchange for certificates representing Common Shares of Envoy on the basis of one (1) Common Share of Envoy for (3) three Common Shares of Envoy. Where the exchange results in a fractional share, the number of Envoy Common Shares will be rounded to the nearest whole Common Share.

The undersigned authorizes and directs Computershare Trust Company of Canada to issue a certificate for Envoy to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Envoy.


Name (please print) ___________________________________________________________

Address _______________________________________________________________________

City _________________________ Province ____________ Postal Code ______________

Telephone (Office) _________________________  (Home) __________________________

Social Insurance Number _______________________________________________________

Tax Identification Number _____________________________________________________


Date: ___________________________


Signature of Shareholder ______________________________________________________




INSTRUCTIONS


Use of Letter of Transmittal
----------------------------

Each shareholder holding share certificate(s) of Envoy Communications
Group Inc. ("Envoy") must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Trust Company of Canada (the "Trust Company") at the office listed below. The method of delivery to the Trust Company is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to the Trust Company.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

Envoy reserves the right, if it so elects in its absolute discretion, to instruct the Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by it.


Lost Share Certificates
-----------------------

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to the Trust Company together with a letter stating the loss. The Trust Company will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.


Miscellaneous
-------------

Additional copies of the Letter of Transmittal may be obtained from The Trust Company at the office listed below. Any questions should be directed to Computershare Trust Company of Canada at 1-800-663-9097 or by e-mail to caregistryinfo@computershare.com.


By Mail: P.O. Box 7021
         31 Adelaide St E
         Toronto, ON   M5C 3H2
         Attn: Corporate Actions


By Hand or Courier: 100 University Avenue
                    9th Floor
                    Toronto, ON  M5J 2Y1
                    Attn: Corporate Actions










                        ENVOY COMMUNICATIONS GROUP INC.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                 to be held on

                                 JUNE 27, 2002


                                     and


                        MANAGEMENT INFORMATION CIRCULAR

                                 MAY 20, 2002







                        ENVOY COMMUNICATIONS GROUP INC.

                              26 Duncan Street
                              Toronto, Ontario
                                   M5V 2B9


                           NOTICE OF SPECIAL MEETING

TAKE NOTICE that the Special Meeting of Shareholders of ENVOY COMMUNICATIONS GROUP INC. (the "Corporation") will be held at 300 Bayview Avenue, Toronto, Ontario, on Thursday, June 27, 2002 at 11:00 a.m. (Toronto time) for the following purposes:


(a) to consider and, if thought advisable, to approve, with or without variation, the Special Resolution (the full text of which is set out in the accompanying Management Information Circular) amending the Articles of the Corporation to consolidate the issued and outstanding Common Shares of the Corporation on the basis set out in the accompanying Management Information Circular;


(b) to consider and, if thought advisable, to approve, with or without variation, the Private Placement Resolution (the full text of which is set out in the accompanying Management Information Circular) relating to the issuance, in the twelve-month period commencing June 27, 2002, of a number of Common Shares by private placement that exceeds 25% of the Corporation's issued and outstanding share capital; and


(c) to transact such other business as may properly come before the Meeting or any adjournment thereof.

A Management Information Circular and form of proxy accompany this Notice. Shareholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 on or before 11:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

                              - - - - - - - - - -

DATED May 20, 2002.

                      By Order of the Board of Directors



                     -------------------------------------
                              Geoffrey B. Genovese
                     President and Chief Executive Officer






                        ENVOY COMMUNICATIONS GROUP INC.

                        MANAGEMENT INFORMATION CIRCULAR


Solicitation of Proxies
-----------------------

This Management Information Circular is furnished in connection with the solicitation of proxies by management of ENVOY COMMUNICATIONS GROUP INC.
(the "Corporation") for the Special Meeting of Shareholders to be held at 300 Bayview Avenue, Toronto, Ontario, on Thursday, June 27, 2002 at 11:00 a.m. (Toronto time) or any adjournment thereof (the "Meeting"). It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by regular employees of the Corporation without special compensation, or by the Corporation's transfer agent, Computershare Trust Company of Canada, at nominal cost. The cost of solicitation by management will be borne by the Corporation.


Appointment of Proxies
----------------------

If a shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder should sign, date and deliver the enclosed form of proxy to Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 on or before 11:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER GIVING A PROXY CAN STRIKE OUT THE NAMES OF THE NOMINEES PRINTED IN THE ACCOMPANYING FORM OF PROXY AND INSERT THE NAME OF ANOTHER NOMINEE IN
THE SPACE PROVIDED, OR THE SHAREHOLDER MAY COMPLETE ANOTHER FORM OF PROXY.
A proxy nominee need not be a shareholder of the Corporation. A shareholder giving a proxy has the right to attend, or appoint someone else to attend as his or her proxy, at the Meeting and the proxy earlier submitted can be revoked in the manner described below under "Revocability of Proxies".


Voting of Proxies
-----------------

The shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the directions given in the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item must be left blank. IF NO CHOICE IS SPECIFIED IN THE PROXY, AND THE NOMINEE IS PROPOSED
BY MANAGEMENT, THE NOMINEE WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH ITEM LEFT BLANK. The enclosed form of proxy confers discretionary authority upon the persons named in the proxy. The discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy. As at the date of this Management Information Circular, management of the Corporation is not aware of any such amendment or variation or any other matter to come before the Meeting other than those referred to in the accompanying Notice of Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.


Revocability of Proxies
-----------------------

A shareholder who has given a proxy has the power to revoke it by either depositing an instrument in writing signed (in writing or by electronic signature) by the shareholder or the shareholder's duly authorized attorney or by transmitting by telephonic or electronic means a revocation signed by electronic signature, which instrument or revocation must be delivered to the Registered Office of the Corporation at 26 Duncan Street, Toronto, Ontario, M5V 2B9 at any time up to and including the last business day preceding the day of the Meeting or to the Chair of the Meeting on the day of the Meeting at any time prior to its use. A shareholder may also revoke a proxy by personal appearance at the Meeting prior to the hour of commencement of the Meeting or in any other manner permitted by law.


Electronic Signature
--------------------

A shareholder or the shareholder's duly authorized attorney may sign by electronic signature a proxy, revocation of proxy or a power of attorney authorizing the creation of either of them, if the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be.


Interest of Certain Persons in Matters to be Acted Upon
-------------------------------------------------------

No director or officer, past or present, nor any person on behalf of whom this solicitation is made or any of their respective associates has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be indirectly involved in the normal business of the Meeting or the general affairs of the Corporation.


Voting Shares and Principal Shareholders
----------------------------------------

There are 20,426,550 common shares (the "Common Shares") of the Corporation outstanding and entitled to vote at the Meeting. Each Common Share carries one vote.

Any shareholder of record as at the close of business on May 20, 2002 is entitled to vote the Common Shares registered in his or her name at that date except to the extent that such shareholder has subsequently transferred any of such Common Shares and the transferee of those Common Shares establishes his or her ownership of such Common Shares and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting. In such case, the transferee is entitled to vote such Common Shares at the Meeting.

To the best of the knowledge of the directors and senior officers of the Corporation, no shareholder, directly or indirectly, holds or exercises control over more than 10% of the outstanding Common Shares of the Corporation except as follows:


------------------------------------------------------------------------------
Name                          Number of Common Shares         Percentage
------------------------------------------------------------------------------
CDS & Co. (1)
P.O. Box 1038 Stn A           16,544,797                      81.00%
25 The Esplanade
Toronto, Ontario
M5W 1G5
------------------------------------------------------------------------------
Cede & Co. (1)
P.O. Box 29                   2,761,393                       13.52%
Bowling Green Station
New York, NY
USA  10274
------------------------------------------------------------------------------

NOTE:
(1) The individual beneficial owners of the Common Shares are not known by the Corporation's management.





                        SPECIAL BUSINESS OF THE MEETING
                        -------------------------------

SPECIAL RESOLUTION - Amendment to the Corporation's Articles to consolidate its Common Shares.


The Common Shares of the Corporation are listed and quoted for trading on the NASDAQ SmallCap market ("NASDAQ"). Pursuant to the requirements of NASDAQ, to remain eligible for continued inclusion in NASDAQ a security must have a bid price of at least US$1.00 per share. On March 19, 2002, the Corporation received written notification from NASDAQ Stock Market, Inc. that its Common Shares have failed to maintain a minimum bid price of US$1.00 over the previous thirty consecutive trading days as required for continued listing on NASDAQ as set forth in the NASDAQ rules. The Corporation is required to regain compliance with this requirement by September 16, 2002. The closing bid price of the Common Shares of the Corporation on NASDAQ on May 20, 2002 was US$0.38. As the bid price of the Common Shares of the Corporation continues to be below the US$1.00 minimum bid price, the Board of Directors of the Corporation has determined that, in order to ensure the continued qualification of the Corporation's Common Shares for listing on NASDAQ, it would be in the best interests of the Corporation and its shareholders to effect a consolidation of the issued and outstanding Common Shares of the Corporation on a basis of one
(1) new Common Share for each three (3) Common Shares presently issued and outstanding.

It is the intention of the Corporation to file Articles of Amendment giving effect to the consolidation of the Common Shares following approval thereof by the shareholders at the Meeting. The effective date of the consolidation of the Common Shares will be the date of issuance of the Certificate of Amendment by the Director under the Business Corporations Act (Ontario) and such date is referred to as the "Effective Date". On the Effective Date, the Common Shares of the Corporation will be consolidated on the basis described above

The Board of Directors has determined that the passing of the Special Resolution, the full text of which is attached to this Management Proxy Circular, is in the best interests of the Corporation and shareholders and unanimously recommends that shareholders vote in favour of the Special Resolution. Unless otherwise specified by the shareholder, the persons named in the enclosed form of proxy will vote in favour of the Special Resolution. The Special Resolution may be implemented if two-thirds of the votes represented at the Meeting are cast in favour of its adoption.

In anticipation of the approval of the Special Resolution by the shareholders at the Meeting, a letter of transmittal containing instructions with respect to the surrender of the Corporation's share certificates is enclosed for use by shareholders in exchanging their share certificates. Upon return of a properly completed letter of transmittal, together with share certificates for pre-consolidation Common Shares of the Corporation, certificates for an appropriate number of consolidated Common Shares will be issued. No certificate representing fractional Common Shares of the Corporation will be issued. In the event the consolidation results in a registered shareholder of the Corporation otherwise becoming entitled to a fractional Common Share, an adjustment will be made to the nearest full Common Share.


PRIVATE PLACEMENT RESOLUTION - Advance Shareholder Approval for the Issuance of a Number of Shares by Private Placement That Exceeds 25% of the Corporation's Issued and Outstanding Share Capital

The Corporation, from time to time, investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects that some of them may be structured as private placements. Under the rules of The Toronto Stock Exchange, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and its operations. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

THE CORPORATION'S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY 20,426,550 COMMON SHARES (6,808,850 COMMON SHARES ON A POST-CONSOLIDATED BASIS) AND THE CORPORATION PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE MONTH PERIOD COMMENCING ON JUNE 27, 2002 WOULD NOT EXCEED 15,000,000 COMMON SHARES (5,000,000 COMMON SHARES ON A POST-CONSOLIDATED BASIS), OR 73.43% OF THE CORPORATION'S ISSUED AND OUTSTANDING SHARES AS AT MAY 20, 2002.
Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(i)   it must be substantially with parties at arm's length to the Corporation;

(ii)  it cannot materially affect control of the Corporation;

(iii) it must be completed within a twelve-month period following the date the shareholder approval is given; and

(iv) it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on The Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to The Toronto Stock Exchange (the "Market Price"), less the applicable discount as follows:

      Market Price          Maximum Discount
      $0.50 or less         25%
      $0.51 to $2.00        20%
      Above $2.00           15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, The Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case, specific shareholder approval may be required.

In anticipation that the Corporation may enter into one or more private placements in the next twelve months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, shareholders will be asked to consider and to approve, with or without variation, the Private Placement Resolution, the full text of which is attached to this Management Proxy Circular. The Private Placement Resolution, if approved, would authorize the issuance by the Corporation, in one or more private placements in the twelve-month period commencing June 27, 2002, such number of securities that would result in the Corporation issuing or making issuable 15,000,000 Common Shares (5,000,000 Common Shares on a post-consolidated basis) aggregating up to 73.43% of the number of issued and outstanding Common Shares as at May 20, 2002, subject to the restrictions described above.

The Board of Directors has determined that the passing of the Private Placement Resolution is in the best interests of the Corporation and shareholders and unanimously recommends that shareholders vote in favour of the Private Placement Resolution. In the event the Private Placement Resolution is not passed, The Toronto Stock Exchange will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSX 25% Rule, without specific shareholder approval. Such restriction could impede the Corporation's timely access to required funds on favourable terms. Accordingly, in the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote for the Private Placement Resolution.

To be effective, the Private Placement Resolution requires approval by a majority of the votes cast by shareholders that vote in respect of the Private Placement Resolution.


Other Matters
-------------

Save for the matters referred to in this Management Information Circular, management of the Corporation knows of no other matters intended to be brought before the Meeting. If any matters which are not now known to management shall properly come before the Meeting, the proxy given pursuant to this solicitation by management will be voted on such matters in accordance with the best judgment of the person voting the proxy, in the event such discretionary authority is provided in the proxy.





                              CORPORATE GOVERNANCE
                              --------------------

The following describes the Corporation's corporate governance practices with specific reference to the guidelines contained in the Report of the TSX Committee on Corporate Governance in Canada (the "TSX Report").


Mandate of the Board
--------------------

The Board of Directors (the "Board") holds meetings whenever appropriate to oversee the conduct of the Corporation's business and monitor and evaluate the day-to-day management of the Corporation. With respect to risk management activities, the Board is presented, at each meeting, reports on operations, financial status, material contracts and litigation.

In addition to the Board's statutory responsibilities under the Business Corporations Act of Ontario, the Board's "stewardship" responsibilities include the following: (a) assessing the principal risks arising from or incidental to the business activities of the Corporation; (b) appointing all senior executives of the Corporation and, through the Compensation Committee of the Board, developing and implementing the executive compensation policies and reviewing the performance of senior executives with reference to the Corporation's policies, stated budget and other objectives; (c) overseeing the Corporation's policies regarding public communications, investor relations and shareholder communications; and (d) monitoring and assessing, through the Audit Committee of the Board, the scope, implementation and integrity of the Corporation's internal information, audit and control systems.

The Corporation has delegated the responsibility for monitoring the effectiveness of the Corporation's internal information systems to the Audit Committee of the Board. The Audit Committee is also responsible for reviewing and appraising the soundness, adequacy and application of financial and other operating controls, determining the extent of compliance with established policies, plans and procedures and ascertaining the reliability and timeliness of management data developed within the organization.


Composition of the Board
------------------------

The articles of the Corporation provide that there shall be a Board of not less than 3 or more than 10 directors. There are currently six directors of the Corporation, two of whom are "inside" and "related" directors and four of whom are "outside" directors (as such terms are defined in the TSX Report). Geoffrey B. Genovese, the President and Chief Executive Officer of the Corporation, and Donald Watt, the Chairman of the Corporations wholly-owned subsidiary, Watt International Inc., are the "inside" and "related" directors. Hugh Aird, David Hull and Eric Demirian are the "outside" and "unrelated" directors of the Corporation. John H. Bailey is an outside director but, as counsel who provides ongoing legal services to the Corporation, may be considered to be a "related" director. The Board intends to periodically examine its size and constitution to ensure responsible corporate governance and effective corporate management.


Governing Committees
--------------------

The directors have established the Audit Committee and the Compensation Committee to focus resources and expertise in certain areas of the Board's mandate.


-- Audit Committee

The Board has delegated to the Audit Committee of the Board responsibility for ensuring management has designed and implemented an effective management system and for reviewing internal information, audit, control and management systems. The Audit Committee is comprised of three directors, Hugh Aird, Eric Demirian and John H. Bailey. The TSX Report recommends that all members of the Audit Committee should be "outside" directors. Although John H. Bailey is an "outside" director, he may be considered a "related" director (see above). However, the Board has waived the independence requirements for John H. Bailey, as it believes that his presence on the Audit Committee facilitates the remaining members' understanding of industry and related issues and is in the best interests of the Corporation

The Audit Committee is responsible for reviewing the Corporation's annual consolidated financial statements and reporting to the Board in connection therewith. The Audit Committee is also responsible for monitoring the Corporation's internal controls and information gathering systems and dealing with the Corporation's external auditors. On February 22, 2000, the Audit Committee adopted a formal written audit committee charter, which specifies the auditor's accountability to the Board and the authority and responsibilities of the Audit Committee.


-- Compensation Committee

The Compensation Committee is comprised of three directors, David Hull, Hugh Aird and John H. Bailey, all of whom are "outside" directors. The Compensation Committee reviews, administers and monitors the Corporation's executive compensation plans, policies and programs, including the compensation of all executive officers and, if requested by the President and Chief Executive Officer, reviews the compensation of any other officer or senior employee.


-- Corporate Governance Committee

The Board has not, as yet, established a Corporate Governance Committee as recommended in the TSX Report and believes that the matters ordinarily considered by such a committee are effectively administered by the Board's "outside" and "unrelated" directors. Although, at present, the Board has determined this to be the most practical approach to responsible corporate governance, the Board will continue to evaluate this determination as circumstances dictate.


Expectations of the Board
-------------------------

The Board expects management of the Corporation to report to the Board in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally and on specific matters that it considers to have material consequences for the Corporation and its shareholders. Management is expected to continually develop and review the Corporation's strategic plan to make the decisions necessary to give effect to the plan; to adhere to the Corporations' operational policies; and to monitor the Corporation's financial performance in comparison to the annual budget, with the ultimate goal of enhancing shareholder value.


Shareholder Communication
-------------------------

The objective of the Corporation's shareholder communication policy is to ensure open and timely exchange of information relating to the Corporation's business, affairs and performance, subject to the requirements of applicable securities legislation and other statutory and contractual obligations limiting the disclosure of such information. Information material to the Corporation's business is released through news wire services, the general media, telephone conferences and shareholder mailings, thereby ensuring timely dissemination. Additionally, individual queries, comments or suggestions can be made at any time directly to the Corporation's secretarial department located at its head office.





                            EXECUTIVE COMPENSATION
                            ----------------------

Summary Executive Compensation
------------------------------

The following table sets forth all compensation for the fiscal years ended September 30, 1999, 2000 and 2001 paid to the President and Chief Executive Officer of the Corporation and the four other most highly compensated officers who served as executive officers of the Corporation (the "Named Executive Officers"):


                                  Annual Compensation
-------------------------------------------------------------------------------
Name and                Year      Salary($)      Bonus($)      Other
Principal                                                      Annual
Position                                                       Compensation ($)
-------------------------------------------------------------------------------
Geoffrey B.             2001      356,250        -             685,000 (6)
Genovese Chairman       2000      300,000        -             175,000 (6)
and C.E.O.              1999      300,000        -             250,000 (6)
-------------------------------------------------------------------------------
J. Joseph Leeder        2001      238,767        170,000       -
Vice President          2000      195,800         40,000       -
and Chief               1999 (1)  131,250        -             -
Financial Officer
-------------------------------------------------------------------------------
Brian Goodall           2001      350,000 5      -             -
President,              2000      350,000 5      -             -
Hampel                  1999 (2)  316,346 5      -             -
-------------------------------------------------------------------------------
Stephen Miller          2001 (3)  162,917
Vice President,         2000      -              -             -
Marketing and           1999      -              -             -
Corporate
Communications
-------------------------------------------------------------------------------
Chetan Mathur           2001      487,488        -             -
C.E.O.,                 2000 (4)  121,872        -             -
Sage                    1999      -              -             -
Information
Consultants Inc.
-------------------------------------------------------------------------------



                                 Long Term Compensation
-------------------------------------------------------------------------------
                                Awards                       Payouts
-------------------------------------------------------------------------------
Name and              Securities        Restricted      LTIP       All
Principal             Under Option/     Shares or       Payout     Other
Position              SARs Granted      Restricted      ($)        Compensation
                      (#)               Share Units                ($)
                                        ($)
-------------------------------------------------------------------------------
Geoffrey B.           2001              -               -          -
Genovese Chairman     2000              150,000         -          -
and C.E.O.            1999              100,000         -          -
-------------------------------------------------------------------------------
J. Joseph Leeder      2001              -               -          -
Vice President        2000               50,000         -          -
and Chief             1999 (1)          200,000         -          -
Financial Officer
-------------------------------------------------------------------------------
Brian Goodall         2001              -               -          -
President,            2000              -               -          -
Hampel                1999 (2)          100,000         -          -
-------------------------------------------------------------------------------
Stephen Miller        2001 (3)           25,000         -          -
Vice President,       2000              -               -          -
Marketing and         1999              -               -          -
Corporate
Communications
-------------------------------------------------------------------------------
Chetan Mathur         2001              -               -          -
C.E.O.,               2000 (4)          -               -          -
Sage                  1999              -               -          -
Information
Consultants Inc.
-------------------------------------------------------------------------------


NOTE:

(1) Mr. Leeder became an executive officer of the Corporation on November 15, 1998. The information is provided for all executive compensation paid from that date to September 30, 1999.

(2) Mr. Goodall became an executive officer of the Corporation's subsidiary, Hampel Stefanides, Inc., on November 6, 1998, the date on which this subsidiary was acquired by the Corporation. The information is provided for all compensation paid from that date to September 30, 1999.

(3) Mr. Miller became an executive officer of the Corporation on October 16, 2000. The information is provided for all executive compensation paid from that date to September 30, 2001.

(4) Mr. Mathur became an executive officer of the Corporation's subsidiary, Sage Information Consultants Inc., on June 1, 2000, the date on which this subsidiary was acquired by the Corporation. The information is provided for all executive compensation paid from that date to September 30, 2000.

(5) Mr. Goodall's compensation is stated and paid in United States dollars. On May 17, 2002, the Bank of Canada noon rate of exchange for the conversion of one United States dollar into Canadian dollars was $1.5424 (Cdn $1.00 equals US $0.6483).

(6) This amount was paid to a corporation related to Mr. Genovese and includes $75,000 as an annual management fee and the balance as a fee for successful completion of acquisitions by and the credit facility for the Corporation.

The Corporation does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Corporation, nor are there any plans or arrangements in respect of compensation received or that may be received by executive officers in the Corporation's most recently completed or current fiscal year to compensate such officers in the event of the termination of employment or a change in control of the Corporation.


Stock Option Plan
-----------------

The Corporation has established a Stock Option Plan pursuant to which options to purchase Common Shares and stock appreciation rights ("SARs") may be granted to directors, officers, employees or certain consultants to the Corporation or any of its subsidiaries, as determined by the Board, at prices to be fixed by the directors, subject to limitations imposed by any Canadian stock exchange on which the Common Shares are listed for trading and any other regulatory authority having jurisdiction in such matters. The Common Shares subject to each option shall become purchasable at such time or times as may be determined by the directors. SARs may only be granted in conjunction with an option and, when exercised, entitle the holder to receive an amount equal in value to the excess of the market value of the Common Shares over the price of the related option. The excess amount is payable in Common Shares having a market value equal to such excess. Options are non-assignable and non-transferable by the option-holder and shall be exercisable during the option-holder's lifetime only by the option-holder. SARs are non-transferable and terminate when the related option terminates.

The maximum number of Common Shares currently reserved for issuance upon exercise of options under the Stock Option Plan is 4,000,000 Common Shares.
As at September 30, 2001, options to purchase 2,679,500 Common Shares have been granted and are outstanding under the Stock Option Plan, options to purchase 101,000 Common Shares have been exercised under the Stock Option Plan and options to purchase 340,000 Common Shares have been forfeited or cancelled under the Stock Option Plan. There are no SARs outstanding under the Stock Option Plan. The aggregate number of Common Shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 5% of the issued and outstanding Common Shares.


Options Granted During Most Recent Fiscal Year
----------------------------------------------

The following table sets forth options granted under the Stock Option Plan to the Named Executive Officers of the Corporation in the most recently completed fiscal year:

-------------------------------------------------------------------------------
Name               Shares Under         Percentage of Total       Date of
                   Options Granted      Options Granted to        Grant
                   (#)                  Employees in
                                        Financial Year
-------------------------------------------------------------------------------
Stephen Miller     25,000 (1)           3.2%                      Jan.24, 2001
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Name               Exercise Price       Market Value of           Expiry Date
                   ($/Security)         Shares Underlying
                                        Options on date
                                        of Grant
                                        ($/Security)
-------------------------------------------------------------------------------
Stephen Miller     $6.20                $4.80                     Jan.23, 2006
-------------------------------------------------------------------------------

NOTE:

(1) These options vest at the rate of _ on each of the first three anniversaries of the date of the grant.



Aggregate Options Exercised During Most Recent Fiscal Year
----------------------------------------------------------

The following table sets out for Named Executive Officers information relating to options exercised by them during the most recent fiscal year and the value of unexercised options held by them as at the end of the most recent fiscal year.


-------------------------------------------------------------------------------
Name                     Number of Shares                 Aggregate Value
                         Acquired on Exercise             Realized ($)
-------------------------------------------------------------------------------
Geoffrey B. Genovese     -                                -
-------------------------------------------------------------------------------
J. Joseph Leeder         -                                -
-------------------------------------------------------------------------------
Brian Goodall            -                                -
-------------------------------------------------------------------------------
Stephen Miller           -                                -
-------------------------------------------------------------------------------
Chetan Mathur            -                                -
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Name                     Unexercised Options       Value of Unexercised
                         Aggregate Value           In-the Money Options
                         At FY-End (#)             at FY-End ($)
                         Exercisable/              Exercisable/
                         Unexercisable             Unexercisable (1)
-------------------------------------------------------------------------------
Geoffrey B. Genovese     450,000/--                0/--
-------------------------------------------------------------------------------
J. Joseph Leeder         150,000/100,000           0/0
-------------------------------------------------------------------------------
Brian Goodall            50,000/50,000             0/0
-------------------------------------------------------------------------------
Stephen Miller           --/25,000                 --/0
-------------------------------------------------------------------------------
Chetan Mathur            --/--                     --/--
-------------------------------------------------------------------------------

NOTE:

(1) The closing price of the Common Shares of the Corporation on The Toronto Stock Exchange on September 28, 2001 was $2.16.


Employment Contracts and Termination Agreements
-----------------------------------------------

The Corporation, its wholly owned subsidiary, Hampel Stefanides, Inc. ("Hampel"), and Sage Information Consultants Inc. ("Sage") have entered into employment contracts with the Named Executive Officers.

Effective May 1, 2002, Geoffrey B. Genovese has agreed to act as the Corporation's President and Chief Executive Officer at an annual base salary of $550,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Compensation Committee. During the period from February 1, 2002 to September 30, 2002,
Mr. Genovese has agreed to a 10% reduction in his base salary. This agreement provides for a severance payment equivalent to $300,000 plus an amount equal to two times the total remuneration and other compensation paid to Mr. Genovese and his management company during the 12 month period preceding termination, if Mr. Genovese's employment is terminated, without cause, by the Corporation. An annual fee of $150,000 is also payable to Mr. Genovese's management company pursuant to a management agreement with the Corporation. The management agreement has a fixed term ending on September 30, 2003.

Effective April 30, 2002, Tom Wright stepped down as President and Chief Operating Officer of the Corporation. Mr. had agreed to act as the Corporation's President and Chief Operating Officer, effective October 1, 2001, at an annual base salary of $400,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Compensation Committee. During the period from February 1, 2002 to September 30, 2002, Mr. Wright had agreed to a 10% reduction in his base salary. This agreement provided for a severance payment equivalent to up to 18 months base salary and benefits if his employment was terminated, without cause, by the Corporation or 24 months if his employment was terminated, without cause, by the Corporation following a change of control of the Corporation.

Joseph Leeder has agreed to act as the Corporation's Vice President and Chief Financial Officer at an annual base salary of $300,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Chief Executive Officer. During the period from February 1, 2002 to September 30, 2002, Mr. Leeder has agreed to a 10% reduction in his base salary. This agreement provides for a severance payment equivalent to his base salary for a period of three months for each year of employment (to a maximum of six months), if Mr. Leeder's employment is terminated, without cause, by the Corporation, and for a period of twelve months, if Mr. Leeder's employment is terminated, without cause, by the Corporation within six months of a change of control of the Corporation.

Effective April 15, 2002, Stephen Miller stepped down as Vice President, Marketing and Corporate Communications of the Corporation. Mr. Miller had agreed to act as the Corporation's Vice President, Marketing and Corporate Communications, at an annual base salary of $170,000, together with a discretionary bonus of up to 25% of his base salary. This agreement provided for a severance payment equivalent to his base salary for a period of six months, if his employment was terminated by the Corporation.

Effective May 1, 2002, Brian Goodall stepped down as President of Hampel. Mr. Goodall had agreed to act as Hampel's President at an annual base salary of US$350,000. This agreement had a fixed term of 4 years ending on September 30, 2002.

Effective February 15, 2002, Chetan Mathur stepped down as Chief Executive Officer of Sage. Mr. Mathur had agreed to act as Sage's Chief Executive Officer at an annual base salary of US$325,000. This agreement had a fixed term of 4 years ending on June 1, 2004.


Indebtedness of Directors and Senior Officers
---------------------------------------------

Since the beginning of the last completed fiscal year, there has been no indebtedness to the Corporation or its subsidiaries by any director, officer, proposed nominee for election as a director or associate of any such person.


Composition of the Compensation Committee
-----------------------------------------

The Corporation established a Compensation Committee in December, 1997.
The Compensation Committee is comprised of its Chairman, David Hull (an outside, unrelated director), Hugh Aird (an outside, unrelated director) and John H. Bailey (an outside director and legal counsel to the Corporation). The Compensation Committee is responsible for the review, administration and monitoring of the Corporation's executive compensation plans, policies and programs, including the compensation of the President and Chief Executive Officer and, if requested by the President, the review of the compensation of any other officer or senior employee.


Report on Executive Compensation
--------------------------------

During the fiscal year ended September 30, 2001, the Corporation's executive compensation program was intended to be consistent with the Corporation's business plans, strategies and goals while taking into account various factors and criteria including competitive factors and the Corporation's performance.

The Corporation's executive compensation program was intended to provide an appropriate overall compensation package that would permit the Corporation to attract and retain highly qualified and experienced senior executives and to encourage superior performance by the Corporation. The Corporation's compensation policies were intended to motivate individuals to achieve and then to award compensation based on corporate and individual results. Compensation ranges designed to recognize level of responsibility, experience and performance were based on survey data compiled by external consultants periodically examined to ensure that the compensation awarded by the Corporation was competitive and adequate.

The compensation of the executive officers consists of a base salary, bonus and participation in the Corporation's Stock Option Plan. Individual performance is recognized by measuring the achievement of specific objectives that are related to concrete, measurable elements in each executive officer's performance and/or functional area of responsibility. Base salary and bonuses accounted for approximately 100% of cash compensation. Base salary levels were based on responsibility, experience, knowledge and on internal equity criteria and external pay practices. As noted above, in appropriate circumstances, cash compensation may be augmented by the payment of bonuses with the intention that overall compensation be more closely aligned to an individuals' performance or the profitability of the business unit for which the individual is accountable. The Stock Option Plan is intended to provide long term rewards linked directly to the market value of the Common Shares of the Corporation. Options were granted under the Stock Option Plan based on the level of executive responsibility and compensation practices at competitive market rates.

Compensation for the Chief Executive Officer was intended to reflect a fair evaluation of overall performance and was intended to be competitive with levels of compensation of comparable corporations. The analysis of the CEO's performance was based on actual performance, performances relative to anticipated plans and the effectiveness and appropriateness of strategies designed to address those factors.


Presented by the Compensation Committee

David Hull (Chair)
Hugh Aird
John H. Bailey


Performance Graph
-----------------

The following graph compares the Corporation's cumulative total shareholder return (assuming an investment of $100 on October 1, 1996) on the Common Shares of the Corporation during the period October 1, 1996 to October 1, 2001 with the cumulative return of the TSE 300 Stock Index during the same period. Dividends declared on Common Shares of the Corporation are assumed to be reinvested. The Common Share price performance as set out in the graph does not necessarily indicate future price performance.


                 Comparison of Cumulative Total Return Between
                 ---------------------------------------------

                     Common Shares and TSE 300 Stock Index
                     -------------------------------------

                               1996 through 2001
                               -----------------

-------------------------------------------------------------------------------
For the
Fiscal Year     1996       1997       1998       1999       2000       2001
-------------------------------------------------------------------------------
Corporation     $100.00    $153.18    $181.36    $300.00    $370.45    $100.00
-------------------------------------------------------------------------------
TSE 300         $100.00    $132.18    $102.03    $130.05    $194.72    $127.57
-------------------------------------------------------------------------------


Compensation of Directors
-------------------------

Certain directors, who are not officers of the Corporation or any of its affiliates, are compensated for their services as directors and members of a committee through a combination of annual and meeting attendance fees. Each of Messrs Aird and Demirian are entitled to receive an annual director's fee of $20,000.00. In addition, each of Messrs. Aird, Demirian and Hull are entitled to receive a fee of $500.00 for each Board meeting and $1,000.00 for each committee meeting attended. No compensation is paid to the other directors for their services as directors or members of a committee. Directors are also entitled to participate in the Corporation's Stock Option Plan.


Directors' and Officers' Liability Insurance
--------------------------------------------

The Corporation maintains liability insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $10,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $250,000 for securities claims suits arising in the United States and $50,000 for all other claims. The deductible is the responsibility of the Corporation. The annual premium of $95,000 was paid by the Corporation.



INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No director or senior officer of the Corporation, no proposed management nominee for election as a director of the Corporation, no shareholder holding more than 10% of the votes attached to the shares of the Corporation and no associate or affiliate of any of the foregoing had any material interest, direct or indirect, in any transaction since October 1, 2000 or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its affiliates.


                               DIRECTORS' APPROVAL

The contents and the sending of this Management Information Circular have been approved by the directors of the Corporation.


DATED May 20, 2002.




                     -------------------------------------
                              Geoffrey B. Genovese
                     President and Chief Executive Officer





SPECIAL RESOLUTION -
Amendment to the Corporation's Articles to consolidate its Common Shares.

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Articles of the Corporation be amended to consolidate the issued common shares of the Corporation on the basis of one (1) new common share for each three (3) common shares presently issued and outstanding.

2. No fractional shares shall be issued upon the aforesaid consolidation and in the event that the consolidation results in a shareholder otherwise becoming entitled to a fractional common share, an adjustment shall be made to the nearest full common share.

3. Any director or officer of the Corporation be and is hereby authorized to file Articles of Amendment to effect the foregoing resolution with the Director under the Business Corporations Act (Ontario) and to do all such further acts and things necessary or desirable to carry out the terms of the foregoing resolution.



PRIVATE PLACEMENT RESOLUTION -
Advance Shareholder Approval for the Issuance of a Number of Shares by Private Placement That Exceeds 25% of the Corporation's Issued and Outstanding Share Capital

RESOLVED THAT the issuance by the Corporation in one or more private placements during the twelve-month period commencing June 27, 2002 of up to 15,000,000 common shares (up to 5,000,000 post-consolidation common shares), being 73.43% of the number of the Corporation's issued and outstanding common shares as at May 20, 2002, as more particularly described in and subject to the restrictions described in the Corporation's Management Information Circular dated May 20, 2002, is hereby approved.










                        ENVOY COMMUNICATIONS GROUP INC.


                                    PROXY

                SOLICITED BY THE MANAGEMENT OF THE CORPORATION
                    for the Special Meeting of Shareholders


This proxy is being solicited on behalf of the management of ENVOY COMMUNICATIONS GROUP INC. (the "Corporation") in connection with the special meeting of shareholders (the "Meeting") of the Corporation to be held on Thursday, June 27, 2002 at 11:00 a.m. (Toronto time) and any adjournment thereof.

The undersigned shareholder of the Corporation hereby appoints Geoffrey B. Genovese of Toronto, Ontario or, failing him, John H. Bailey of Mississauga, Ontario or instead of either of them ________________________ as proxy, with power of substitution to attend, vote and otherwise act for the undersigned at the Meeting and at any adjournment thereof as follows:

(a)  VOTE FOR (________) or AGAINST (________) (or, if not specified, VOTE
FOR) the Special Resolution (the full text of which is setout in the accompanying Management Information Circular) amending the Articles of the Corporation to consolidate the issued common shares of the Corporation on the basis of three existing common shares to be consolidated into one new common share;

(b)  VOTE FOR (________) or AGAINST (________) (or, if not specified, VOTE
FOR) the Private Placement Resolution (the full text of which is set out in the accompanying Management Information Circular) relating to the issuance, in the twelve-month period commencing June 27, 2002, of a number of common shares by private placement that exceeds 25% of the Corporation's issued and outstanding share capital;

and in their discretion to vote on amendments or variations to the matters referred to above or to any other matters identified in the Notice of Meeting or such other matters as may properly come before the Meeting including any adjournment thereof. As at the date of the accompanying Management Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. The undersigned hereby revokes any proxy previously given in respect of the Meeting.

Each shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified above to attend and act on his or her behalf at the Meeting. Such right may be exercised by inserting the name of the person to be appointed in the space provided, or by completing another proper form of proxy.



DATED this               day of                 , 2002
          --------------        ---------------


(Signature of Shareholder)
                           ---------------------------------------------------


(Name of Shareholder - Please Print)
                                     -----------------------------------------

Notes:

1. An undated proxy is deemed to bear the date it was mailed on behalf of the management of the Corporation. A proxy must be executed in writing or by electronic signature by the shareholder or his, her or its attorney duly authorized in writing or by electronic signature. A shareholder or a duly authorized attorney may sign, by electronic means, a proxy or a power of attorney authorizing the creation of a proxy, if the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be.

2. To be effective, this form of proxy or another form of proxy must be properly executed and returned in the enclosed envelope or, if signed electronically, transmitted by telephonic or electronic means in order that it is received on or before 11:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.










                        ENVOY COMMUNICATIONS GROUP INC.

                              26 Duncan Street
                              Toronto, Ontario
                                   M5V 2B9



                        Supplementary Mailing List Form
                        -------------------------------


                                  Return Card
                                  -----------


National Policy No. 41 adopted by Canadian Securities Regulators allows an exemption to the Corporation from sending unaudited interim financial statements to shareholders. If you wish to receive the Corporation's unaudited interim financial statements, you must complete this form and forward it, either with your proxy or separately, to our transfer agent:


                     COMPUTERSHARE TRUST COMPANY OF CANADA

                           100 University Avenue
                                 11th Floor
                              Toronto, Ontario
                                   M5J 2Y1


The undersigned certifies that the undersigned is the owner of securities of Envoy Communications Group Inc. and requests that the undersigned be placed on the supplementary mailing list of Envoy Communications Group Inc. for its interim financial statements.


Dated
      -----------------------------

Name
     -------------------------------------------------------------------------

Address
        ----------------------------------------------------------------------

        ----------------------------------------------------------------------

Signature
          --------------------------------------------------------------------

Name and Title of Person Signing if Different from Name Above


        ----------------------------------------------------------------------


CUSIP:  293986105